SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

17009129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 W Market St
(No. and Street)

Akron (City) OH (State) 44303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Thomas (330)374-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 Beta Dr (Address) Mayfield Village (City) OH (State) 44143 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Heritage Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOY D. YOHO
Notary Public - State of Ohio
My Commission Expires Dec. 17, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2016

AMERICAN HERITAGE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

We have audited the accompanying statement of financial condition of American Heritage Securities, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary financial information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 8, 2017

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

ASSETS		
Cash ($50,000 restricted as an escrow deposit)		$ 136,964
Commissions receivable		16,958
CRD deposit		1
Property and equipment, net		5,860
		$ 159,783

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable		$ 49,501
Accrued liabilities		3,719
		53,220
STOCKHOLDER'S EQUITY		
Common stock (15 shares authorized, issued, and outstanding)	$ 45,000	
Retained earnings	61,563	106,563
		$ 159,783

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

REVENUES	
Commissions	$ 364,327
Management fees	744,784
Investment income	749
Net unrealized gain on marketable securities	2,124
	1,111,984
EXPENSES	
Commissions	896,198
Depreciation	2,455
Office related expenses	2,311
Other expenses	43,019
Payroll taxes and benefits	10,381
Professional fees	7,686
Registration fees	11,354
Rent	21,500
Salaries and wages	90,523
Telephone	2,521
	1,087,948
INCOME BEFORE PROVISION FOR INCOME TAXES	24,036
PROVISION FOR INCOME TAXES	-
NET INCOME	$ 24,036

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock	Retained Earnings	Total
Balance at January 1, 2016	$ 45,000	$ 139,096	$ 184,096
Net income	-	24,036	24,036
Dividends	-	(101,569)	(101,569)
Balance at December 31, 2016	$ 45,000	$ 61,563	$ 106,563

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 24,036
Adjustments to reconcile net income to net cash provided by operating activities:		
Add back (deduct) items not affecting cash:		
Depreciation	$ 2,455	
Gain on marketable securities	(2,124)	
Cash provided by (used in) changes in the following items:		
Increase in commissions receivable	(1,230)	
Increase in CRD deposit	(1)	
Decrease in prepaid federal income taxes	5,992	
Increase in accounts payable	41,633	
Decrease in accrued liabilities	(8,070)	38,655
Net cash provided by operating activities		62,691
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(67,837)
NET DECREASE IN CASH		(5,146)
CASH - BEGINNING OF YEAR		142,110
CASH - END OF YEAR		$ 136,964

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

NON-CASH FINANCING ACTIVITY

During the year ended December 31, 2016, the Company distributed $33,732 of investments as a dividend.

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). On April 1, 2016, the Company was acquired by an unrelated entity.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Restricted Deposits

Restricted deposits consist of cash. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions on a fully disclosed basis.

Commissions Receivable

Commissions receivable are from clearing organizations and mutual funds, and are stated at the amount management expects to collect from outstanding balances related to commission fees and gains. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided by the use of accelerated and straight-line methods over the following estimated useful lives of the assets:

Furniture and fixtures	3 - 5	years
Office equipment	3 - 5	years
Vehicle	5	years

AMERICAN HERITAGE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Commission income and related commission expenses are recorded on a settlement-date basis, which does not differ significantly from a trade-date basis.

Income Taxes

On April 1, 2016, American Heritage Securities, Inc. elected with the Internal Revenue Service to convert from a C-Corporation to an S-Corporation. Earnings and losses after that date will be included in the personal income tax returns of the stockholders. Accordingly, the Company will not incur additional income tax obligations, and future financial statements will not include a provision for income taxes. Prior to the change, there were no material differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The S-Corporation is subject to a built-in gain tax on the net appreciation of assets realized if they are sold within the first 5 years after the S election was made. The Company does not expect to incur any material tax expense as a result of built-in gain tax. No provision or liability for federal income taxes has been included in the financial statements. The Company is liable for city income tax as applicable. As of December 31, 2016, the Company paid $0 of city income tax.

The Company's federal income tax returns for December 31, 2013, 2014, and 2015 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

Subsequent Events

The Company evaluated subsequent events through February 8, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2016, the Company exceeded all net capital requirements.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 100% of EGI's advisory fee revenue. During the year ended December 31, 2016, management fees from EGI totaled $402,785

The Company leases office space from TKRF Properties under a one year lease that renews annually with monthly payments of $1,000. TKRF is a related entity owned by a Company officer. Rent expense for the year ended December 31, 2016 totaled $21,500.

Future minimum lease payments relating to the office space lease are $12,000 in 2017, $12,000 in 2018, and $10,000 in 2019.

4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2016 consists of:

Furniture and fixtures	$	37,491
Office equipment		14,847
Vehicle		30,943
		83,281
Less: Accumulated depreciation		(77,421)
Property and equipment, net	$	5,860

5. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the Plan) that meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Code. For the year ended December 31, 2016, the Company contributed $2,239 to the Plan.

6. INDEMNIFICATION

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

AMERICAN HERITAGE SECURITIES, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

AMERICAN HERITAGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total stockholder's equity from statement of financial condition	$ 106,563
2	Less: Stockholder's equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	106,563
6D	Total other deductions	(7,439)
8	Net capital before haircuts on security positions	99,124
9	Haircuts on securities pursuant to 15c3-1	-
10	Net capital	$ 99,124
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 3,548
12	Minimum dollar requirement	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	
	Net capital	$ 99,124
	Less: Net capital requirement	(5,000)
	Total	$ 94,124
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 93,124
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 53,220
20	Percent of aggregate indebtedness to net capital	53.69%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of Independent Registered Public Accounting Firm.

AMERICAN HERITAGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2016

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total stockholder's equity from statement of financial condition	$ 106,563	$ 106,563	$ -
Other deductions	(7,439)	(7,439)	-
Haircuts on securities pursuant to 15c3-1	-	-	-
Net capital	$ 99,124	$ 99,124	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 3,548	$ 3,548	$ -
Net capital requirement	$ 5,000	$ 5,000	$ -
Excess net capital			
Net capital	$ 99,124	$ 99,124	$ -
Less: Net capital requirement	(5,000)	(5,000)	-
Total	$ 94,124	$ 94,124	$ -
Net capital, less certain adjustments	$ 93,124	$ 93,124	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 53,220	$ 53,220	$ -
Percent of aggregate indebtedness to net capital	53.69%	53.69%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of Independent Registered Public Accounting Firm.

ASSERTIONS REGARDING EXEMPTION PROVISIONS

I, as member of management of American Heritage Securities, Inc. ("we" or "the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

American Heritage Securities, Inc.

By:

02-27-2017

Date

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions from SEC Rule 15c3-3, in which (1) American Heritage Securities, Inc. (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 8, 2017

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by American Heritage Securities, Inc. (AHS) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating AHS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). AHS's management is responsible for AHS's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 8, 2017

AMENDED

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44466 FINRA DEC
AMERICAN HERITAGE SECURITIES INC
D/B/A AMERICAN HERITAGE DISCNT SECS
655 W MARKET ST
AKRON OH 44303-1451

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey Thomas 330-374-75[illegible]

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 200
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/27/2016 and 2/7/2017 (Date Paid)	(324)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	(124)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (124)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(124)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Heritage Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 17 day of Feb , 20 17 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AMENDED

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,111,984
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,029,135
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,124
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	749
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,032,008
2d. SIPC Net Operating Revenues	$ 79,976
2e. General Assessment @ .0025	$ 200
	(to page 1, line 2.A.)